UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 18TH GENERAL SHAREHOLDERS’ MEETING AND

THE 46TH SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 28, 2016

1. Date, Time and Place: April 28, 2016, at 11:00 a.m., at Telefônica Brasil S.A.’s (“Telefônica Brasil” or “Company”) headquarters, at Av. Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, in the capital of the state of São Paulo.

2. Call Notice: Notice published on Diário Oficial do Estado de São Paulo, on the editions of March 24, 25 and 29, 2015, pages 194, 76 and 398, respectively, and on Valor Econômico newspaper, on the editions of March, 24/25, 26/27/28 and 29, 2015, pages C9, B9 and B10, respectively.

3. Attendance: Company shareholders representing more than 94% of the common shares and more than 40% of the preferred shares attended the meeting, as per the records and signatures in the Shareholders’ Attendance Book no. 002, pages 94 front to Shareholders’ Attendance Book no. 003, page 03 back, achieving the legal quorum to install this Meeting and resolve on the matters on the Agenda (“Meeting”). The Meeting was also attended by Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer; Messrs. Flávio Stamm, Charles Edwards Allen and Cremênio Medola Netto, members of the Fiscal Board; Mr. Antonio Gonçalves de Oliveira and Mr. Luciano Carvalho Ventura, members of the Board of Directors; Mr. Carlos Cezar Mazur, Company’s Accountant; and Mr. Héctor Ezequiel Rodriguez Padilla, representing Ernst & Young Auditores Independentes S.S.

4. Presiding Board:              Breno Rodrigo Pacheco de Oliveira – Chairman and Carolina Simões Cardoso – Secretary.

5. Agenda:

AT THE GENERAL SHAREHOLDERS’ MEETING:

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

(a)  Examine the management’s accounts, analyze, discuss and vote on the Company´s Management Report and Financial Statements, alongside with the Independent Auditors’ Report and Audit Committee’s Opinion related to the fiscal year ended on December 31, 2015;

(b)  Resolve on the Company’s proposal for capital budget for the fiscal year ending December 31, 2016, pursuant to Article 196 of Law 6,404/76, as amended ("Law of Corporations");

(c)  Resolve on the destination of results for the fiscal year ended December 31, 2015 and on the distribution of dividends to the shareholders of the Company;

(d)  Fix the number of members to compose the Board of Directors and elect the members of the Board of Directors for a new term; and

(e)  Fix the number of members to compose the Fiscal Board and elect the members of the Fiscal Board for a new term.

AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING

(a)  Re-ratify the amount of the global annual remuneration of the administrators and members of the Fiscal Board in the fiscal year ended December 31, 2015; and

(b)  Fix the amount of the global annual remuneration of the administrators and members of the Fiscal Board for fiscal year 2016.

6. Resolutions: After examination and discussion of the items on the agenda, the following deliberations were taken, observing the legal impediments:

AT THE GENERAL SHAREHOLDERS’ MEETING:

(a)  Examination of the management’s accounts, analysis, discussion and vote on the Company´s Management Report and Financial Statements, alongside with the Independent Auditors’ Report and Audit Committee’s Opinion related to the fiscal year ended on December 31, 2015:

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

The Chairman announced that were available to the shareholders the documents related to the management’s accounts, including: the Management Report and the complete Financial Statements of the Company, accompanied by the Explanatory Notes, as well as the Report of the Independent Auditors Ernst & Young Auditores Independentes S.S. and the Fiscal Board’s Opinion, issued with no restrictions, all related to the fiscal year ended December 31, 2015. It was then proposed and approved by those in attendance the waiver of the reading of said documents, as they were known by all present. In accordance with the legal provisions, the documents were published in full on the Valor Econômico and Diário Oficial do Estado de São Paulo newspapers, on February 25, 2016, and made available on the websites of Comissão de Valores Mobiliários – CVM, of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and of the Company, in accordance with the form and terms provided for in CVM Instruction 481/09, as amended. Submitted to discussion and approved, unanimously by holders of commons shares present (as voting map in the Annex A), the Annual Management Report, Management’s accounts and the Financial Statements, together with the Report of the Independent Auditors and the Fiscal Board’s Opinion, all related to the fiscal year ended December 31, 2015.

(b)  Resolve on the Company’s proposal for capital budget for the fiscal year ending December 31, 2016, pursuant to Article 196 of the Law of Corporations:

It was approved, unanimously by the holders of common shares present (as voting map in Annex A), the Company’s proposal for capital budget for the fiscal year ending December 31, 2016, pursuant to Article 196 of the Law of Corporations, with the following content:

“PROPOSAL FOR CAPITAL BUDGET FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016

In accordance with Article 196 of Law 6,404/76 and Article 25, § 1, IV of CVM Instruction No. 480/09, we present the following proposal for capital budget for the year 2016, in the amount of R$ 8,907,000,000.00 (eight billion, nine hundred and seven million reais), as the source and application of funds described below and approved by the Board of Directors Meeting held on February 19, 2016.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Proposal for Capital Budget

R$ 8,907,000,000.00

Application of Funds:

R$ 8,907,000,000.00

Investments in Network, Technology and Information Systems, Products and Services, Channels, Administrative, Licenses and others

R$ 8,907,000,000.00

Resources of Funds:

R$ 8,907,000,000.00

Special Reserve for Expansion/Modernization

R$ 700,000,000.00

Own Funds/ Third-Party

R$ 8,207,000,000.00

The investments described above are intended to ensure the expansion of network capacity to meet the growing demand of the Company and ensure the quality of the services provided.

The retention of the Income Available for Distribution is required to comply with the capital budget described above."

(c) Resolve on the destination of results for the fiscal year ended December 31, 2015 and on the distribution of dividends to the shareholders of the Company:

It was approved unanimously by the holders of common shares present (as voting map in the Annex A), the proposed allocation of net income for the year ended December 31, 2015 and the distribution of dividends to shareholders, including as regards the dates for the payment of dividends, which shall be fixed by the Board as indicated in the proposal and communicated to the market in due course, as follows:

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

 “MANAGEMENT PROPOSAL FOR THE ALLOCATION

OF NET INCOME FOR FISCAL YEAR 2015

Dear Shareholders,

In accordance with Article 192 of Law 6,404/76 and CVM Instruction 481, of December 17, 2009, Article 9, paragraph 1 - II, the Management proposes to the shareholders the allocation of net income for the fiscal year ended December 31, 2015 amounting R$ 3,420,249,317.15 (Three billion, four hundred and twenty million, two hundred and forty-nine thousand, three hundred and seventeen reais and fifteen cents) to be distributed as follows:

1.            ALLOCATION OF NET INCOME FOR THE FISCAL YEAR

In accordance with Article 26, paragraph 1 (ii) of the Company’s Bylaws, 25% of the adjusted net income pursuant to items II and III of Article 202 of Law 6,404/76 will be distributed as minimum mandatory dividends to all shareholders. Paragraph 1 (iii) of the same Article envisages that the remaining balance, after all the provisions in previous items of this Article have been complied with, will be allocated as determined by the General Shareholders’ Meeting, based on a proposal by the Board of the Directors.

In accordance with Article 193 of Law 6,404/76, a total of five percent (5%) of net income was allocated to the Legal Reserve, amounting R$ 171,012,465.86 (one hundred and seventy-one million, twelve thousand, four hundred and sixty-five reais and eighty-six cents).

In accordance with Article 195-A of Law 6,404/76, it was allocated to the Tax Incentive Reserve the amount of R$ 5,079,135.91 (five million, seventy-nine thousand, one hundred and thirty-five reais and ninety-one cents), related to the ICMS tax benefit of the Espírito Santo State, linked to the installation of a radio base station (RBS) to support the PMS. The incentive portion of net income was excluded from the calculation base for the minimum mandatory dividends, and can only be used in the event of a capital increase or absorption of losses.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

As a result, the adjusted net income for fiscal year 2015 will be the basis for determining the minimum mandatory dividends, as shown in the table below:

Net income for the fiscal year	3,420,249,317.15
(-) Appropriation to the Legal Reserve	-171,012,465.86
(-) Appropriation to the Tax Incentive Reserve	-5,079,135.91
(=) Adjusted net income	3,244,157,715.38

Advantages of the preferred shares:

In accordance with Article 7 of the Company’s Bylaws, the holders of preferred shares are entitled to receive a dividend 10% (ten percent) higher than that attributable to the holders of common shares.

Allocations in fiscal year 2014

Interim dividends

May 12, 2015 - The Board of Directors approved the declaration of interim dividends in the amount of R$ 270,000,000.00 (two hundred and seventy million reais) based on the balance sheet of April 30, 2015, to be paid by the end of fiscal year 2016, on a date to be defined by the Company's Board and timely communicated to the market to holders of common and preferred shares that were registered in the Company's books at the end of May 25, 2015, including. After this date, the shares were considered "ex-dividend".

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

The following table shows a summary of the distributions carried out in the fiscal year 2015:

Dividend Deliberations:
Dividends deliberated on	05/12/2015	270,000,000.00

Amount per Share		ON	PN [1]
Dividends deliberated on	05/12/2015	0.170178573168	0.187196430485

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

Interest on equity:

According to Article 9 of Law 9,249/95, Resolution No. 683/12 of the Brazilian Securities Commission and article 28 of the Company’s Bylaws, the Management approved, ad referendum of the General Shareholders Meeting, interest on equity, which were attributable to the mandatory minimum dividend for the fiscal year 2015, on the following dates and conditions:

May 15, 2015 – approval of the amount of R$ 515,000,000.00 (five hundred and fifteen million reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$ 437,750,000.00 (four hundred and thirty-seven million, seven hundred and fifty reais), to be paid by the end of fiscal year 2016, on a date to be defined by the Company's Board and timely communicated to the market to holders of common and preferred shares that were registered in the Company's books at the end of May 25, 2015, including. After this date, the shares were considered "ex-Interest on Equity”.

July 20, 2015 – approval of the amount of R$ 221,000,000.00 (two hundred and twenty-one million reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$ 187,850,000.00 (one hundred and eighty-seven million, eight hundred and fifty reais), to be paid by the end of fiscal year 2016, on a date to be defined by the Company's Board and timely communicated to the market to holders of common and preferred shares that were registered in the Company's books at the end of July 31, 2015, including. After this date, the shares were considered "ex-Interest on Equity”.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

August 20, 2015 – approval of the amount of R$ 237,000,000.00 (two hundred and thirty-seven million reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$ 201,450,000.00 (two hundred and one million, four hundred and fifty thousand reais), to be paid by the end of fiscal year 2016, on a date to be defined by the Company's Board and timely communicated to the market to holders of common and preferred shares that were registered in the Company's books at the end of August 31, 2015, including. After this date, the shares were considered "ex-Interest on Equity”.

September 18, 2015 – approval of the amount of R$ 147,000,000.00 (one hundred and forty-seven million reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$ 124,950,000.00 (one hundred and twenty-four million, nine hundred and fifty thousand reais), to be paid by the end of fiscal year 2016, on a date to be defined by the Company's Board and timely communicated to the market to holders of common and preferred shares that were registered in the Company's books at the end of September 30, 2015, including. After this date, the shares were considered "ex-Interest on Equity”.

October 19, 2015 – approval of the amount of R$ 88,000,000.00 (eighty-eight million reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$ 74,800,000.00 (seventy-four million, eight hundred thousand reais), to be paid by the end of fiscal year 2016, on a date to be defined by the Company's Board and timely communicated to the market to holders of common and preferred shares that were registered in the Company's books at the end of October 30, 2015, including. After this date, the shares were considered "ex-Interest on Equity”.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

November 19, 2015 – approval of the amount of R$ 235,000,000.00 (two hundred and thirty-five million reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$ 199,750,000.00 (one hundred and ninety-nine million, seven hundred and fifty thousand reais), to be paid by the end of fiscal year 2016, on a date to be defined by the Company's Board and timely communicated to the market to holders of common and preferred shares that were registered in the Company's books at the end of November 30, 2015, including. After this date, the shares were considered "ex-Interest on Equity”.

December 17, 2015 – approval of the amount of R$ 302,925,000.00 (three hundred and two million, nine hundred and twenty-five thousand reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$ 257,486,250.00 (two hundred and fifty-seven million, four hundred and eighty-six thousand, two hundred and fifty reais), to be paid by the end of fiscal year 2016, on a date to be defined by the Company's Board and timely communicated to the market to holders of common and preferred shares that were registered in the Company's books at the end of December 30, 2015, including. After this date, the shares were considered "ex-Interest on Equity”.

The following table shows a summary of the distributions carried out in the fiscal year 2015:

Deliberations of Interest on Equity:
Interest on Equity deliberated on	05/12/2015	Gross	515,000,000.00
		Net	437,750,000.00
Interest on Equity deliberated on	07/20/2015	Gross	221,000,000.00
		Net	187,850,000.00
Interest on Equity deliberated on	08/20/2015	Gross	237,000,000.00
		Net	201,450,000.00
Interest on Equity deliberated on	09/18/2015	Gross	147,000,000.00
		Net	124,950,000.00
Interest on Equity deliberated on	10/19/2015	Gross	88,000,000.00
		Net	74,800,000.00
Interest on Equity deliberated on	11/19/2015	Gross	235,000,000.00
		Net	199,750,000.00
Interest on Equity deliberated on	12/17/2015	Gross	302,925,000.00
		Net	257,486,250.00
TOTAL		Gross	1,745,925,000.00
		Net	1,484,036,250.00

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Amount per Share			ON	PN1
Interest on Equity deliberated on	05/12/2015	Gross	0.324599871044	0.357059858148
		Net	0.275909890388	0,303500879426
Interest on Equity deliberated on	07/20/2015	Gross	0.122734955402	0.135008450942
		Net	0.104324712092	0.114757183301
Interest on Equity deliberated on	08/20/2015	Gross	0.131620744028	0.144782818431
		Net	0.111877632423	0.123065395666
Interest on Equity deliberated on	09/18/2015	Gross	0.081638183005	0.089802001305
		Net	0.069392455554	0.076331701109
Interest on Equity deliberated on	10/19/2015	Gross	0.048871837445	0.053759021190
		Net	0.041541061828	0.045695168011
Interest on Equity deliberated on	11/19/2015	Gross	0.130510020450	0.143561022495
		Net	0.110933517382	0.122026869120
Interest on Equity deliberated on	12/17/2015	Gross	0.16823296997	0.18505626697
		Net	0.14299802448	0.15729782693

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

2.         PROPOSAL FOR RESOLUTION

Considering the net income for the year ended December 31, 2015 still not destined, adding the amount related to the prescription of equity instruments and the relative value to recycled actuarial gains of other comprehensive income, the profit available for distribution amounts R$ 1,987,223,385.35 (one billion, nine hundred and eighty-seven million, two hundred and twenty-three thousand, three hundred and eighty-five reais and thirty-five cents) in the year 2015, as detailed below:

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Adjusted net income	3,244,157,715.38

(-) Dividends and IOE distributed:	-2,015,925,000.00
Interim dividends deliberated	-270,000,000.00
Interest on Equity deliberated	-1,745,925,000.00

Undestined Net Income	1,228,232,715.38

(+) Prescribed equity instruments	494,000,694.39
(+) Other comprehensive income (*)	264,989,975.58

Profit available for distribution:	1,987,223,385.35

(*) Refers to the recycling of actuarial gains and losses in other comprehensive income to retained earnings as permitted by Section 122 of the CPC33 (R1).

We propose that the profit available for distribution be allocated as follows:

a)         Dividends in the amount of R$ 1,287,223,385.35 (one billion, two hundred and eighty-seven million, two hundred and twenty-three thousand, three hundred and eighty-five reais and thirty-five cents). Such dividends shall be paid to holders of common and preferred shares found written in the records of the Company at the end of the day of the General Shareholders' Meeting to resolve on these dividends, after which the shares will be considered as "ex-dividend ".

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Total Proposed as Dividends		1,287,223,385.35

Amount per Share of the Destined Dividends	ON	PN 1
Total Proposed for Deliberation – per share	0.71487468232	0.78636215055

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

The Board proposes to the General Shareholders’ Meeting that the payment of the proposed dividends occurs before the end of fiscal year 2016, on a date to be set by the Company's Executive Board and timely communicated to the market, with the possibility to be paid in one or more installments.

b)         Special Reserve for Expansion/Modernization, in the amount of R$ 700,000,000.00 (seven hundred million reais). This reserve will be established in accordance with Article 196 of Law 6,404/76, based on the capital budget to be approved by the General Shareholders’ Meeting. The retention of the indicated net income will be used to finance part of the capital budget for the fiscal year 2016.

3.         PERCENTAGE OF THE NET INCOME DISTRIBUTED TO SHAREHOLDERS

The proposed allocation of the Company's fiscal year net income, considering the amounts declared during the year 2015 and the dividend deliberation proposal to be approved by the General Shareholders’ Meeting, shows that 96.58% of the fiscal year’s net income (101.82% of adjusted net income) will be distributed to shareholders as dividends, as follows:

(a) Net Income for the fiscal year	3,420,249,317.15
(-) Appropriation to the Legal Reserve	-171,012,465.86
(-) Appropriation to the Tax Incentive Reserve	-5,079,135.91
(b) Adjusted Net Income	3,244,157,715.38
Distribution of Dividends and Interest on Equity	3,303,148,385.35
(c) Total of Dividends and IOE distributed	3,303,148,385.35

(c) / (a): Total of Dividends and IOE distributed / Net Income for the fiscal year	96.58%
(c) / (b): Total of Dividends and IOE distributed / Adjusted Net Income	101.82%

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

The table below shows the overall values of dividends and interest on equity declared and proposed, for the year 2015:

Interest on Equity (gross)	1,745,925,000.00
Interim Dividends	270,000,000.00
Proposed Dividends	1,287,223,385.35
TOTAL AMOUNT	3,303,148,385.35

In compliance with the provisions of Annex 9-1-II, Item 7, of CVM Instruction No. 481, from December 17, 2009, the table below shows the comparative evolution of net income and distribution of dividends and interest on equity per share in recent years (amounts in reais):

Net Income per Share	2015	2014	2013	2012

Net Income for the fiscal year – ON	1.899475780100	4.122599614710	3.103182506464	3.719174954228
Net Income for the fiscal year - PN [1]	2.089423358110	4.534859576181	3.413500757110	4.091092449651
Dividends/IOE per Share	2015	2014	2013	2012

IOE (gross) – ON	1.008208581344	1.747027420918	1.451402321969	-
IOE (gross) – PN [1]	1.109029439481	1.921730163012	1.596542554166	-

IOE (net) – ON	0.856977294147	1.484973307782	1.233691973674	-
IOE (net) – PN [1]	0.942675023563	1.633470638561	1.357061171043	-

Dividends – ON	0.885053255488	2.312048715403	1.604675222753	3.566950672031
Dividends – PN [1]	0.973558581035	2.543253586943	1.765142745028	3.923645739234

Total [2]
ON	1,893261836832	4,059076136321	3,056077544722	3,566950672031
PN [1]	2,082588020516	4,464983749955	3,361685299194	3,923645739234

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

  1  10% higher than the amount distributed to the common shares, as per the article 7º of the Companys’ bylaws.

2         Includes the dividend amount to be deliberated at the General Shareholders Meeting.

(d) Fix the number of members to compose the Board of Directors and elect the members of the Board of Directors for a new term:

(i)    It was decided unanimously by the holders of common shares present (as voting map in Annex A), that the Board of Directors shall consist of twelve (12) members.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

(ii) unanimously by the holders of common shares present (as voting map in Annex A), and through the indication of the controlling shareholders SP Telecomunicações Participações Ltda., Telefónica Internacional S.A., Telefónica S.A. and Telefónica Chile S.A., following the presentation of their respective curriculum vitae, were elected the following Board of Directors members: Mr. Antonio Carlos Valente da Silva, Brazilian, married, electrical engineer, bearer of the Identity Card CREA RJ No. 3.1547-D, CPF/MF under No. 371.560.557-04, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; Mr. Amos Genish, Israeli, married, economist, bearer of the RNE No. V305047-D (CGPI/DIREX/DPF), enrolled with the CPF/MF under No. 009.194.169-50, resident and domiciled in the City of São Paulo, State São Paulo, with offices at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, in the City of São Paulo, State of São Paulo, CEP 04571-936; Mr. Ángel Vilá Boix, Spanish, divorced, industrial engineer, bearer of the passport No. PAA299774, domiciled in Madrid, Spain, with business address at Ronda de la Comunicación, s/nº, Central Building, 1st floor in the city of Madrid, Spain, 28050; Mr. Antonio Gonçalves de Oliveira, Brazilian, married, sociologist, bearer of the Identity Card RG 3.074.227-4, CPF/MF under No. 050.148.678-04, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; Mr. Eduardo Navarro de Carvalho, Brazilian, married, engineer, bearer of the Identity Card RG No. 52.558.558-8 SSP/SP, enrolled with the CPF/MF under No. 531.710.556-00, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación s/nº, Central Building, 1st floor in the city of Madrid, Spain, 28050; Mr. Francisco Javier de Paz Mancho, Spanish, married, advertising, holder of the Passport No. AAC678025, domiciled in Madrid, Spain, with business address at Ronda de la Comunicación, s/nº, Central Building A, 1st floor in the city Madrid, Spain, 28050; Mr. Luis Francisco Javier Bastida Ibargüen, Spanish, married, graduated in business science, holder of the Passport No. AAH274604, resident and domiciled in Madrid, Spain, commercial address at Gran Via, 28 - 12th floor in the city of Madrid, Spain, 28013; Mr. Luiz Fernando Furlan, Brazilian, married, engineer, bearer of the Identity Card No. 2.985.393-X, enrolled with the CPF/MF under No. 019.489.978-00, resident and domiciled in the City of São Paulo, State São Paulo, with offices at Avenida Engenheiro Luis Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; Mr. Narcís Serra Serra, Spanish, married, economist, holder of the passport No. AAH407154, domiciled in Barcelona, Spain, with business address at Calle Ramon Trias Fargas No. 25-27, Campus de la Ciutadella in the city of Barcelona, Spain, 08005; Mr. Ramiro Sánchez de Lerín García-Ovies, Spanish, married, lawyer, holder of the Passport No. AAJ946379, domiciled in Madrid, Spain, with offices in Gran Vía, 28, in the city of Madrid, Spain, 28013; Mr. Roberto Oliveira de Lima, Brazilian, divorced, business administrator, holder of the Identity Card RG 4.455.053-4, CPF/MF under No. 860.196.518-00, resident and domiciled in the City of São Paulo, State São Paulo, with offices at Avenida Engenheiro Luis Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936, all of them with term starting today and ending on the date of the General Shareholders’ Meeting to be held in 2019.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

The Directors now elected resident or domiciled abroad must appoint a proxy in Brazil under paragraph 2 of Article 146 of the Law of Corporations.

In addition, it was informed by the Board of Directors members elected at this meeting that they were not incurred in legal impediments to the performance of their duties and were able to sign the clearance certificate referred to in paragraph 4 of art. 147 of the Law of Corporations and CVM Instruction No. 367/2002. The Directors will be invested in their respective offices upon signing the proper term, which will be filed at the Company's registered office.

(iii)  The Chairman took the floor and briefed that the controlling shareholders do not participate in a separate vote, in accordance with the Corporation Law and the Company's Bylaws.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

By majority vote of the holders of preferred shares present, registered abstentions (as voting map in Annex A), in a separate vote, and indicated by the holders of preferred shares, VINCI GAS LONG-ONLY MASTER FUNDO DE INVESTIMENTO EM AÇÕES, VINCI GAS SELEÇÃO DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES, MISTYQUE TEENS FUNDO DE INVESTIMENTO EM AÇÕES, NAF ENIGMA FUNDO DE INVESTIMENTO EM AÇÕES, FNAF FUNDO DE INVESTIMENTO EM AÇÕES, FUNDO DE INVESTIMENTO EM AÇÕES MISTYQUE, VINCI GAS LOTUS INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES, VINCI GAS CANOY DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES, after the submission of the curriculum, was elected as member of the Board of Directors Mrs.. Sonia Julia Sulzbeck Villalobos, Brazilian, married, business administrator, bearer of Identity Card RG Nº. 8.417.132-7 SSP/SP, enrolled with the CPF/MF under Nº. 022.306.678-82, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Estrada Carlos Queiroz Telles, 100, Apto. 101 - CEP 05704-150, with a mandate that begins today and will end on the date of the General Shareholders Meeting to be held in 2019.

Still, he was informed by the board member elected in this Meeting that she was not convicted in the legal impediments to the exercise of the post and was able to sign the clearance certificate referred to in paragraph 4 of art. 147 of the Law of Corporations and CVM Instruction 367/2002. That board member will be invested in their respective post by signing the proper term, which will be filed at the Company's headquarter.

(e) Fix the number of members to compose the Fiscal Board and elect the members of the Fiscal Board for a new term:

(i)    It was decided unanimously by the holders of common shares present (as voting map in the Annex A), that the Company's Fiscal Board shall consist of three (3) members and their alternates.

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Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

(ii)   were elected unanimously by the holders of common shares present (as voting map in Annex A), and through the indication of the controlling shareholders SP Telecomunicações Participações Ltda., Telefónica Internacional S.A., Telefónica S.A. and Telefónica Chile S.A., following the presentation of their respective curriculum, the following Fiscal Board members, as effective members: Mr. Cremênio Medola Netto, Brazilian, married, economist, bearer of the identity card RG No. 3.590.896-8 SSP/SP, enrolled with the CPF/MF under No. 26.676.068-68, resident and domiciled in the city of Atibaia, State of São Paulo, at Rua Araras, 235, Jardim Flamboyant, CEP 12946-843; Mr. Charles Edwards Allen, Brazilian, married, economist, bearer of the Identity Card RG No. 4.730.628 SSP/SP, enrolled with the CPF/MF under No. 669.820.148-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua João Alvares Soares, 1555, apt. 151, Campo Belo, CEP 04609-004; and as their respective alternates, Mr. Juarez Rosa da Silva, Brazilian, married, accountant, bearer of the Identity Card RG No. 3011229915 - SSP/RS, enrolled with the CPF/MF under No. 185.813.400-59, resident and domiciled in the City of Canoas, State of Rio Grande do Sul, at Rua Egar Fritz Muller, 137 - Bairro Rio Branco; Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, bearer of the Identity Card RG No. 4.650.496-5 SSP/SP, enrolled with the CPF/MF under No. 374.378.958-20, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Jesuino Arruda, 499, apt. 91, Itaim Bibi, all of them with term starting today and ending on the date of the General Shareholders’ Meeting to be held in 2017.

Still, the members elected in this Shareholders meeting that this was not convicted in the legal impediments to the exercise of the post and was able to sign the clearance certificate referred to in paragraph 4 of art. 147 of the Law of Corporations and CVM Instruction 367/2002. These members will be invested in their respective office by signing the proper term, which will be filed at the Company's headquarter.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

(iii)  The Chairman took the floor and briefed that the controlling shareholders do not participate in a separate vote, in accordance with the Corporation Law and the Company's Bylaws.

By majority vote of the holders of preferred shares present, registered abstentions (as voting map in Annex A), in a separate vote, and indicated by the holders of preferred shares, Mrs. Claudia Maia Vaz Santiago and Mrs. Juliana Maia Vaz Santiago, following the presentation of their respective curriculum, the following Fiscal Board members, as alternate members Mr. Flávio Stamm, Brazilian, married, business administrator, bearer of the Identity Card RG No. 12.317.859 SSP/SP, enrolled with the CPF/MF under No. 048.241.708-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Patápio, 223, apt. 32, CEP 05436-010, and as effective member, Mr. Gilberto Lerio, Brazilian, divorced, accountant, bearer of the Identity Card RG No. 4.370.494-3 SSP/SP enrolled with the CPF/MF under No. 269.714.378-53, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Indianópolis, 860 CEP 04080-005, as effective member, all of them with term starting today and ending on the date of the General Shareholders’ Meeting to be held in 2017.

Still, he was informed by the affective and alternate board member elected in this Meeting that they were not convicted in the legal impediments to the exercise of the post and was able to sign the clearance certificate referred to in paragraph 4 of art. 147 of the Law of Corporations and CVM Instruction 367/2002. That board member will be invested in their respective post by signing the proper term, which will be filed at the Company's headquarter.

AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING

(a)  Re-ratify the amount of the global annual remuneration of the administrators and members of the Fiscal Board in the fiscal year ended December 31, 2015:

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Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

It was approved unanimously by the holders of common shares present (as voting map in Annex A), re-ratity the amount of the annual compensation paid to directors and members of the Fiscal Board in the fiscal year ended December 31, 2015, from R$ 26,188,641.40 (twenty six million, one hundred and eighty-eight thousand, six hundred and forty-one reais and forty cents), corresponding to a net amount, after discounting the contribution to social security, of R$ 22,428,817.00 (twenty two million, four hundred and twenty-eight thousand, eight hundred and seventeen reais) to R$ 82,581,900.00 (eighty-two million, five hundred and eighty-one thousand, nine hundred reais), corresponding to a net amount, after discounting the contribution to social security, of R$ 59,501,929.98 (fifty-nine million, five hundred and one thousand, nine hundred and twenty-nine reais and ninety-eight cents), due to the extensive administrative restructuring of the Company, which reflected in the composition of both the Board of Directors and the Executive Committee.

(b)  Fix the amount of the global annual remuneration of the administrators and members of the Fiscal Board for fiscal year 2016:

It was approved unanimously by the holders of common shares present (as voting map in Annex A), the amount of total annual remuneration of directors and members of the Supervisory Board for fiscal year 2016, of R$52,744,207.00 (fifty-two million, seven hundred and forty-four thousand, two hundred and seven reais), corresponding to a net amount, after discounting the contribution to social security, of R$ 42,050,767.75 (forty-two million, fifty thousand, seven hundred and sixty-seven reais and seventy-five cents), and the individualization to the members of the board shall be made through the Board of Directors as provided in the Company's Bylaws, and the compensation of the sitting Fiscal Board members shall be equivalent to 10% of which, on average, is assigned to each Director, not counted for the calculation of this average benefits, representation fees and profit sharing (variable remuneration).

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Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

7. Voting Map: In compliance with article 21, paragraph 6, of CVM Instruction No. 480, of December 7, 2009, as amended, the voting map is signed by the President and the Secretary of this Meeting, which is part integral hereto as Exhibit A, indicating how many approvals, rejections and abstentions each resolution received, and the number of votes given to each candidate.

8. Closing: After all the matters of the agenda had been discussed, the minutes were read, approved and signed, being aware the representatives of the shareholders of its drafting in the form of summary of the events, as authorized by Article 130, § 1 of the Law of Corporations. It was also consigned that, (i) pursuant to § 2 of Article 130 of the Law of Corporations, the publication of these minutes will be done omitting the signature of the shareholders; and (ii) abstentions in writing were received, numbered and certified by the Board, being filed at Company's headquarters, in accordance with Article 130, § 1 of the Law of Corporations. São Paulo, April 28, 2016. (aa) Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting and Administration representative; Carolina Simões Cardoso - Secretary of the Meeting.

SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA., p.p. Carolina Simões Cardoso; TELEFÓNICA INTERNACIONAL S.A., p.p. Carolina Simões Cardoso; TELEFÓNICA S.A., p.p. Carolina Simões Cardoso; TELEFÓNICA CHILE S.A., p.p. Carolina Simões Cardoso; CARLOS ROBERTO MENDONCA DE ALMEIDA FILHO; CARDINAL PARTNERS FUNDO DE INVESTIMENTO DE AÇÕES, p.p. Julia Alba Moraes Baltieri; FLAVIO STAMM, JULIANA MAIA VAZ SANTIAGO, p.p. Flavio Stamm; CLAUDIA MAIA VAZ SANTIAGO, p.p. Flavio Stamm; SONIA JULIA SULZBECK VILLALOBOS, COMGEST GROWTH PLC; WHOLESALE GLOBAL EQUITY - VALUE FUND, p.p Paulo Roberto Esteves; FIDELITY FUNDS - LATIN AMERICA FUND; NEON LIBERTY EMERGING MARKETS FUND LP; PINEHURST PARTNERS, LP; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, p.p. Paulo Roberto Esteves; VINCI GAS LONG-ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES; VINCI GAS SELECAO DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES; MISTYQUE TEENS FUNDO DE INVESTIMENTO EM ACOES; NAF ENIGMA FUNDO DE INVESTIMENTO EM ACOES; FNAF FUNDO DE INVESTIMENTO EM ACOES; FUNDO DE INVESTIMENTO EM ACOES MISTYQUE; VINCI GAS LOTUS INSTITUCIONAL FUNDO DE INVESTIMENTO EM ACOES; VINCI GAS CANOY DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES, p.p. José Samurai Saiani; JPMORGAN FUNDS; BAPTIST HEALTH SOUTH FLORIDA, INC.; BOMBARDIER TRUST (U.S.) MASTER TRUST; BRITISH COAL STAFF SUPERANNUATION SCHEME; CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND; EQ ADVISORS

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

TRUST - AXA GLOBAL EQUITY MANAGED VOLATILITY PORTFOLIO; FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; FRANKLIN TEMPLETON INVESTMENT FUNDS; JAPAN TRUSTEE SERVICES BANK, LTD AS T F T SUMITOMO T & B CO. LTD AS T F M S L A E F ( F Q I I ); JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MISSOURI EDUCATION PENSION TRUST; MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; NEW YORK STATE COMMON RETIREMENT FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCHRODER INTERNATIONAL SELECTION FUND; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; UNIVERSITIES SUPERANNUATION SCHEME LTD; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; VIRTUS EMERGING MARKETS EQUITY INCOME FUND, p.p. Paulo Roberto Esteves; AB CANADA INTERNATIONAL VALUE EQUITY (CAP-WEIGHTED, UNHEDGED) FUND; ACADIAN EMERGING MARKETS ALPHA PLUS FUND TRUST; ACADIAN EMERGING MARKETS EQUITY FUND; ACMBERNSTEIN SICAV - GLOBAL EQUITY INCOME PORTFOLIO; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; ADVISORS' INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO; ALASKA COMMON TRUST FUND; ALASKA PERMANENT FUND; ARIZONA PSPRS TRUST; ARIZONA STATE RETIREMENT SYSTEM; AT&T UNION WELFARE BENEFIT TRUST; AXA WORLD FUNDS; AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BLACKROCK LATIN AMERICA FUND, INC; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA; BP PENSION FUND; BRANDES CANADA INTERNATIONAL EQUITY UNIT TRUST; BRANDES GLOBAL EQUITY INCOME FUND; BRANDES GLOBAL OPPORTUNITIES VALUE FUND; BRANDES INSTITUTIONAL INTERNATIONAL EQUITY FUND; BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CANADA PENSION PLAN INVESTMENT BOARD; CF DV EMERGING MARKETS STOCK INDEX FUND; CIBC LATIN AMERICAN FUND; CITY OF NEW YORK GROUP TRUST; COLLEGE RETIREMENT EQUITIES FUND; COLONIAL FIRST STATE WHOLESALE GLOBAL TECHNOLOGY AND COMMUNICATIONS FUND; COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC; COMMONWEALTH GLOBAL SHARE FUND 30; COMMONWEALTH SUPERANNUATION CORPORATION; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EATON VANCE TRUST COMPANY COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMON TRUST FUND; ELECTRICAL WORKERS LOCAL NO.26 PENSION TRUST FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS INTERNATIONAL FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; ENSIGN PEAK ADVISORS, INC; EXCEL LATIN AMERICA FUND; FIDELITY EMERGING MARKETS EQUITY INVESTMENT TRUST; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS FUND; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FLORIDA STATE BOARD OF ADMINISTRATION; FUTURE FUND BOARD OF GUARDIANS; GLOBAL ADVANTAGE FUNDS - EMERGING MARKETS HIGH VALUE TEILFONDS; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; GMO MEAN REVERSION FUND(ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P.; HARTFORD EMERGING MARKETS EQUITY FUND; HIGHLAND COLLECTIVE INVESTMENT TRUST; IBM 401(K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; INTERVENTURE EQUITY INVESTMENTS LIMITED; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK HEDGED EQUITY & INCOME FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; KBC INVESTMENT TRUST; KLEINWORT BENSON INVESTORS INSTITUTIONAL FUND PUBLIC

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Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

LIMITED COMPANY; KLEINWORT BENSON INVESTORS INTERNATIONAL LTD MASTER CIT; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGG MASON GLOBAL FUNDS PLC; LELAND STANFORD JUNIOR UNIVERSITY; LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST; LOUISIANA STATE EMPLOYEES RETIREMENT SYSTEM; MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND; MARYLAND STATE RETIREMENT & PENSION SYSTEM; MERCER QIF FUND PLC; MGI FUNDS PLC; MICROSOFT GLOBAL FINANCE; MINISTRY OF STRATEGY AND FINANCE; MORGAN STANLEY EMERGING MARKETS FUND, INC; MORGAN STANLEY INSTITUTIONAL FUND, INC, EMERGING MARKETS PORTFOLIO; MORGAN STANLEY INVESTMENT MANAGEMENT EMERGING MARKETS TRUST; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NORGES BANK; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NORTHERN TRUST INVESTMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NORTHWEST NATURAL GAS COMPANY RETIREMENT TRUST; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND – LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND – LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND-NON LENDING; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND; NUVEEN GLOBAL INVESTORS FUND, PLC - NUVEEN NWQ GLOBAL EQUITY FUND; NUVEEN INVESTMENTS, INC.; NUVEEN NWQ GLOBAL EQUITY FUND; NUVEEN NWQ GLOBAL EQUITY INCOME FUND; NUVEEN TAX-ADVANTAGED TOTAL RETURN STRATEGY FUND; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; PENSIOENFONDS METAAL OFP; PENSION FUND OF THE CHRISTIAN CHURCH (DISCIPLES OF CHRIST); PICTET - EMERGING MARKETS; PICTET - EMERGING MARKETS HIGH DIVIDEND; PICTET - EMERGING MARKETS INDEX; PICTET - HIGH DIVIDEND SELECTION; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; PICTET GLOBAL SELECTION FUND - GLOBAL GROWING MARKET FUND; PICTET GLOBAL SELECTION FUND - GLOBAL HIGH YIELD EMERGING EQUITIES FUND; PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY CURRENCY HEDGED FUND; PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY FUND; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; RAYTHEON COMPANY MASTER TRUST; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

FUND; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS; SPDR S&P EMERGING MARKETS ETF; SQUADRA TEXAS LLC; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND; STICHTING CUSTODY ROBECO INSTITUTIONAL RE: ROBECO INSTITUTIONEEL EMERGING MARKETS FONDS; TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE CANADIAN MEDICAL PROTECTIVE ASSOCIATION; THE CHICAGO PUBLIC SCHOOL TEACHERS PENSION AND RETIREMENT FUND; THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS; THE HARTFORD GLOBAL ALL ASSET FUND; THE HARTFORD GLOBAL REAL ASSET FUND; THE HARTFORD INTERNATIONAL VALUE FUND; THE LATIN AMERICAN DISCOVERY FUND, INC; THE MONETARY AUTHORITY OF SINGAPORE; THE NATURE CONSERVANCY; THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE UNIVERSAL INSTITUTIONAL FUNDS, INC., EMERGING MARKETS EQUITY PORTFOLIO; THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST; THREADNEEDLE INVESTMENT FUNDS ICVC; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TRUST & CUSTODY SERVICES BANK, LTD. AS TRUSTEE FOR EMERGING EQUITY DIVERSIFIED INCOME PLUS FUND (PRIVATE PLACEMENT FUND); TRUST & CUSTODY SERVICES BANK, LTD. AS TRUSTEE FOR EMERGING MARKETS EQUITY INCOME PLUS MOTHER FUND; TRUST & CUSTODY SERVICES BANK, LTD. RE: DIAM BRICS EQUITY MOTHER FUND; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND; UAW RETIREE MEDICAL BENEFITS TRUST; USAA INTERNATIONAL FUND; UTAH STATE RETIREMENT SYSTEMS; VALERO ENERGY CORPORATION PENSION PLAN; VANGUARD EMERGING MARKETS SELECT STOCK FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A

Minutes of the 18th GSM and 46th ESM (Page 24)

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VICTORIAN SUPERANNUATION FUND; VKF INVESTMENTS LTD; VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; WELLS FARGO DIVERSIFIED STOCK PORTFOLIO; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WMC GEM SYSTEMATIC EQUITY FUND; WYOMING RETIREMENT SYSTEM, p.p. Paulo Roberto Esteves; Flávio Stamm – Fiscal Board member; Cremênio Medola Netto – Fiscal board member; Charles Edwards Allen – Fiscal Board Member; Carlos Cesar Mazur – Controller; and Hector Ezequiel Rodriguez Padilla - Ernst & Young Auditores Independentes.

Minutes of the 18th GSM and 46th ESM (Page 25)

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

We hereby certify that this is a faithful copy of the minutes of the 18th General Shareholders Meeting and 46th Extraordinary Shareholders Meeting held on 28th April 2016, drawn up in proper book.

Carolina Simões Cardoso

Secretary of the Meeting

Minutes of the 18th GSM and 46th ESM (Page 26)

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 18TH GENERAL SHAREHOLDERS’ MEETING AND

THE 46TH SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 28, 2016

ANNEX A

VOTING MAP

	FAVORABLY	CONTRARY	ABSTENTION	VOTING RESULT
Ordinary Shareholders meeting	Common shares	Common shares	Common shares	Writing in the minutes
(a) Examine the Company´s Management Report and Financial Statements	540.164.934			unanimously approved
b) proposal for capital budget	540.164.934			unanimously approved
(c) destination of results and distribution of dividends	540.164.934

Extraordinary Shareholders meeting	FAVORABLY	CONTRARY	ABSTENTION	VOTING RESULT
(a) Re-ratify the amount of the 2015 global annual remuneration	540.156.834	8.100		Approved by the majority of votes
(b) global annual remuneration for 2016	540.033.269	131.665		Approved by the majority of votes

Minutes of the 18th GSM and 46th ESM (Page 27)

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 18TH GENERAL SHAREHOLDERS’ MEETING AND

THE 46TH SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 28, 2016

ANNEX A

VOTING MAP

ELECTIONS - Board of Directors / Fiscal Board	VOTES	VOTINGS RESULT
Ordinary Shareholders meeting
d) Fix the number of members and elect the members of the Board of Directors
(i) Voting in the eleven candidates indicated by the controlling shareholders’	540.164.934 (Common)	Unanimously elected
(ii) Separate voting of a Board member by preferred shareholders
Candidate Sonia Julia Sulzbeck Villalobos	15.819.431 (Preferred)	Elected by majority of votes, registered abstentions
Candidate Luciano Carvalho Ventura	1.000 (Preferred)
(d) Fix the number of members and elect the members of the Fiscal Board
i) Voting of two candidates and their alternates indicated by the controlling shareholders’	540.156.834 (Common)	Elected by majority of votes
(ii) Separate voting by preferred shareholders – Candidate Flavio Stamm	15.253.236 (Preferred)	Elected by majority of votes, registered abstentions

Breno Rodrigo Pacheco de Oliveira

Chairman of the Meeting

Carolina Simões Cardoso

Secretary of the Meeting

Minutes of the 18th GSM and 46th ESM (Page 28)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 29, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director